FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Filing of 2016 Annual Report on Form 20-F	3

Press Release

TELEFÓNICA: FILING OF 2016 ANNUAL REPORT ON FORM 20-F

Madrid, February 23, 2017.- Telefónica, S.A. has filed with the U.S. Securities and Exchange Commission its annual report on form 20-F for the year ended December 31, 2016. A copy of this report is available on the Company’s website at the shareholders and investors’ section:

https://www.telefonica.com/en/web/shareholders-investors/financial_reports/20-f-sec-filing

Moreover, Telefónica’s shareholders -and holders of Telefónica´s American Depositary Shares-may obtain, free of charge, a printed copy of the Company’s complete audited financial statements.

For a copy, requests should be addressed to:

Shareholders Office	Investors Relations Department

Ronda de la Comunicación, s/n	Ronda de la Comunicación, s/n
28050 Las Tablas –Madrid-	28050 Las Tablas –Madrid-
SPAIN	SPAIN

Toll free number (calls within Spain):	Tel. +34 91 482 8700
900 111 004	Fax. +34 91 482 8600
Fax: + 34 91 482 7987	Email: ir@telefonica.es
Email: accion.telefonica@telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 23 , 2017	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors